Exhibit 99.24

CRESCENT POINT ENERGY CORP.

Report of Voting Results

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by show of hands at the annual meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Crescent Point Energy Corp. (the "Corporation") held on May 30, 2013:

Outcome of Vote

1.	Fixing the number of directors of the Corporation for the ensuing year at seven (7).	Carried

2.	The election of the following nominees as directors of the Company to hold office until the next annual meeting of Shareholders:
	Peter Bannister	Elected
	Paul Colborne	Elected
	Kenney F. Cugnet	Elected
	D. Hugh Gillard	Elected
	Gerald A. Romanzin	Elected
	Scott Saxberg	Elected
	Gregory G. Turnbull	Elected

3.
Approving, by way of special resolution, amendments to the Corporation's articles of incorporation to increase the maximum number of directors the Corporation may have from seven (7) to eleven (11) directors.
Carried

4.	Confirming the adoption of a by-law providing advance notice requirements for the nomination of directors, the full text of which is set forth in the Information Circular for the Meeting	Carried

5.
Approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Corporation, to hold office until the next annual meeting of Shareholders at a remuneration to be determined by the board of directors of the Corporation.
Carried

6.	Accepting the Corporation's approach to executive compensation, the full text of which is set forth in the Information Circular for the Meeting	Carried